TORNET

May 24, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL PROCESSING
RECEIVED
JUN 01 2004
WASH. D.C. 158 SECTION

04030498

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

dw 6/15

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

New strategy, capital structure and dividend proposal

- **A new strategy and business plan based on divestment of all assets depending on market circumstances, and return to the shareholders of any capital released**
- **Agreement on a SEK 15.8 billion refinancing being finalised with two bank consortiums**
- **Focus for 2004: Priority will be given to divestment of mature assets, housing and the subsidiary Malmstaden or a significant portion thereof, depending on market circumstances**
- **Dividend proposal for 2003 of SEK 127 per share, totalling SEK 3,285 million**

As previously announced, Lehman Brothers Real Estate Partners and associated funds and Ratos through the company LRT Acquisition AB have acquired 82.4 per cent of Tornet's shares. During the spring 2004 a new strategy and business plan have been created and decided on by the board. The previous strategies and objectives no longer apply.

Tornet will focus on divesting its assets at what is deemed to be the optimal time for each property, given its projected cash flow and the prevailing market conditions. Capital that can be released may be returned to the shareholders. The Tornet group is finalising long-term agreements with a number of banks for financing on the basis of the needs arising from the new business plan.

Based on the business plan, on an assessment of future capital requirements, and the new financing solution, the board is proposing a dividend for 2003 of SEK 127 per share to the annual general meeting of shareholders.

Comments

Mark H. Newman, Chairman of the Board, comments:

"The new business plan changes the group's financing requirements. A new financing package is about to be implemented which better suits the new plan. The dividend will optimise the capital structure and the return to the shareholders."

Managing director Christel Armstrong Darvik comments:
"Since Tornet was listed in 1996, the group has divested almost a thousand properties in restructuring its portfolio. These experiences and the in-depth knowledge of the market that has been acquired in the organisation will be a great asset in our work with the new business plan."

New strategy and business plan

- Tornet's strategy is to divest its assets
- Each property will be divested taking into consideration current market conditions and the potential for further maximisation of value by letting or value-enhancing investments
- The properties will be sold as portfolios or as individual properties depending on market conditions and other factors
- Capital that can be released may be returned to the shareholders

Tornet's holding on 31 March 2004 consisted of 410 properties, the majority of which were in Sweden's six largest cities, as well as Norrköping and Karlstad. The lettable area totalled almost 2.7 million square metres, consisting of 39 per cent offices, 20 per cent housing, 5 per cent shops, 19 per cent industry/storage and 17 per cent other properties and properties abroad. The book value totalled SEK 18 756 million. Rental income in 2003 was SEK 2 403 million.

Based on the new strategic direction, business plans have been produced for every property in the company. A review will take place of the group's organisational structure to improve efficiency in administration and sales.

Focus on divestment of housing properties and the subsidiary Malmstaden
In the present market conditions, Tornet will give priority in 2004 to divestment of mature assets and the company's housing properties. A structured sale of the subsidiary Malmstaden, or a significant part of it, is in progress. Malmstaden is the largest private property owner in Linköping and Norrköping with 130 properties consisting of 582 900 square metres, of which 54 per cent are housing properties. The rental value in 2003 amounted to SEK 475 million.

New financing solution
The new strategy and business plan places changed demands on the group's capital structure. Tornet has therefore been in negotiations with lenders on a new financing and is finalising long-term agreements with a syndicate of leading banks and finance companies for a financing solution that replaces the group's present borrowing. The main features of the new financing are:

- Available credit limit is increased to SEK 15.8 billion, SEK 2.2 billion more than the previously available limit.
- Repayment is linked to the business plan with flexibility to deal with any deviations from the business plan.
- Average interest rate after refinancing is 5.85 per cent including capitalised fees for the refinancing. Interest rate levels are fixed with an average fixed-interest period of 23 months.

Prospects for 2004
Tornet's property holdings as at 31 December 2003 are pro forma estimated to produce an operating profit of approximately SEK 1 390 million on an annual basis. Following the refinancing and excluding any disposals of assets the net financial cost per annum is estimated at SEK 960 million. Depreciations and amortizations, and costs related to central administration are estimated at approximately SEK 240 million for 2004.

In the first quarter of 2004, properties at a book value of SEK 330 million have been divested. The divestment produced a capital gain of SEK 186 million. The annual operating profit of the divested properties amounted to total approximately SEK 25 million.

Fastighets AB Tornet's 2003 result
Fastighets AB Tornet has anticipated a dividend for 2003 from its subsidiaries in the amount of SEK 2,420 million. The result for the parent company for 2003 is SEK 2,391 million.

Dividend proposed for 2003
Based on an assessment of the capital requirement for the new business plan and the new financing solution, the board is proposing to the annual general meeting of shareholders that a dividend of SEK 127 per share be paid for 2003. The proposed dividend totals SEK 3,285 million, which reduces the group's shareholders' equity by a corresponding amount. Based on a balance sheet as at 31 March 2004 and taking into consideration the recommended dividend, the equity ratio is 13.5 per cent and the shareholders´ equity per share is SEK 95 pro forma.

Tornet will hold its annual general meeting of shareholders on 28 June.

Danderyd, 19 May 2004

For further information, please contact:
Mark H. Newman, Chairman of the Board, tel +44 207 102 1303, mobile +44 773 049 3476
Christel Armstrong Darvik, Managing Director, tel +46 8 544 905 02, mobile +46 70 542 3484